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                              May 12, 2022

       Joshua Mann
       Co-Chief Executive Officer and Director
       Northern Lights Acquisition Corp.
       10 East 53rd Street
       Suite 3001
       New York, New York 10022

                                                        Re: Northern Lights
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 15,
2022
                                                            File No. 001-40524

       Dear Mr. Mann:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed April 15, 2022

       General

   1. Please revise to include the Amended and Restated Account Services Agreement, the
                                                        Amended and Restated
Support Services Agreement, and the Loan Servicing Agreement
                                                        with Partner Colorado
Credit Union (   PCCU   ) as Annexes in your next filing amendment.
       Cover Page

   2. Please revise your Dear Stockholder letter to clearly indicate that following the Business
                                                        Combination you will be
a controlled company and identify the parties that will control
                                                        Safe Harbor Financial.
 Joshua Mann
FirstName  LastNameJoshua
Northern Lights Acquisition Mann
                            Corp.
Comapany
May        NameNorthern Lights Acquisition Corp.
     12, 2022
May 12,
Page 2 2022 Page 2
FirstName LastName
Frequently Used Terms
"PIPE Investors", page 9

3. Please revise to clearly disclose if the PIPE Investors are third parties or associated with any of the pre-combination entities, including the Sponsor or the
Company   s directors,
         officers or their affiliates.
Summary of the Proxy Statement
Amended and Restated Account Servicing Agreement, page 33

4. We note your disclosure on page 33 that the Amended and Restated Account Servicing
         Agreement will terminate within 60 days if Safe Harbor Financial (SHF) no longer
         qualifies as a    credit union service organization    (CUSO). Please
revise to clarify if SHF
         is currently structured as a CUSO and will be structured as a CUSO after the business combination. If applicable, please revise to file as an Annex the legal opinion obtained by
         PCCU that indicates that SHF qualifies as a CUSO. Please refer to National Credit Union
         Administration (NCUA) regulations Part 712.
Loan Servicing Agreement, page 34

5. We note your disclosure on page 34 that SHF has agreed to indemnify PCCU from all
         claims related to SHF   s cannabis-related business, including but not
limited to default-
         related loan losses as defined in the Loan Servicing Agreement. Please revise your filing to discuss how management will monitor and evaluate the performance and credit quality of these loans to ensure that expected loan losses will be timely recognized in your financial statements.
6. Please revise to disclose the accounting policy related to your agreement to indemnify
         PCCU from all claims related to SHF   s cannabis-related business,
including but not
         limited to default-related loan losses as defined in the Loan Servicing Agreement and disclose the specific authoritative guidance you relied upon in support of your accounting.
Organizational Structure, page 34

7. Please revise the graphic on page 35 to use a similar graphic that you used on page 34 as opposed to a pie chart. In addition, this new graphic should, if accurate, refer to "SHF
         Holding Co., LLC" as the owner of 34.6% of the post-combination company as opposed to "Existing SHF Shareholders." Also indicate who has ownership interests in SHF
         Holding Co. LLC following the Business Combination. This graphic should also indicate indicating that SHF will be a controlled company post-combination noting which of these ownership interests are controlled by PCCU or other shareholders. If there are differences between the amount of voting power and economic interests that are held by each entity, please note that as well.
 Joshua Mann
FirstName  LastNameJoshua
Northern Lights Acquisition Mann
                            Corp.
Comapany
May        NameNorthern Lights Acquisition Corp.
     12, 2022
May 12,
Page 3 2022 Page 3
FirstName LastName
Impact of the Business Combination on the Company   s Public Float, page 35

8. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Accounting Treatment, page 38

9.       Please tell us and revise your filing to discuss how you determined
SHF   s former owners
         will retain control of the combined company after the transaction and that SHF is the accounting acquirer. In your response, please tell us how you considered the guidance in
         ASC 805-10-55-12 and 55-13 when identifying the accounting acquirer and also include
         consideration of the    no redemption    and    maximum redemption
scenarios as disclosed
         on page 36.
Regulatory Matters, page 43

10. We note your disclosure that there are no material regulatory approvals or actions required other than those involving Hart-Scott-Rodino Antitrust Improvements Act of 1976.
         Please tell us how you concluded that there was no regulatory interest in this business combination from money servicing business regulators, Colorado or federal credit unions regulators, bank holding company regulators, or other similar regulatory bodies.
Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
December 31, 2021, page 57

11. We note adjustment 7 to the pro forma balance sheet on page 58 includes a deferred tax
         asset (DTA) of $41.4 million related to    Amortization-Goodwill.
Please tell us the
         authoritative accounting guidance you relied upon in support of the recognition of this
         DTA as we note no goodwill recognized as part of the reverse recapitalization.
Risk Factors, page 62

12. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
 Joshua Mann
FirstName  LastNameJoshua
Northern Lights Acquisition Mann
                            Corp.
Comapany
May        NameNorthern Lights Acquisition Corp.
     12, 2022
May 12,
Page 4 2022 Page 4
FirstName LastName
Risks Related to SHF's Business and the Post-Combination Company, page 62

13. We note your disclosure that all of SHF's customer deposits are currently held at PCCU.
         Please provide additional disclosure regarding the potential risks to SHF's business if
         PCCU terminates or seeks to modify the terms of your Support Services Agreement or
         Account Servicing Agreement. Please also clarify the risk factor below to indicate approximately what percentage of your lending comes from PCCU.
14. Please clarify whether the maximum amount of loans that PCCU may make is capped by reference to the amount of both PCCU's net worth and the total CRB deposits, or whether the maximum amount of loans is either 1.3125x PCCU's net worth for secured loans/1.142x for unsecured loans or 65% of total deposits.
15. Please include a separately captioned risk factor to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
SHF provides services to businesses in the state licensed cannabis industry..., page 64

16. Please revise this risk factor to clearly indicate that the federal government may not change the laws with respect to cannabis in such a way that your regulatory risks may decrease.
Service providers to cannabis businesses may be subject to unfavorable U.S. tax treatment, page
67

17. Please define the MORE Act here or in your Frequently Used Terms section. In addition, please revise this risk factor to provide greater clarity on the current status of the MORE
         Act.
Our Sponsor, certain members of our Board and our officers may have interests in the Business
Combination that are different..., page 70

18. We note your disclosure in this risk factor. Please revise it as necessary in order to ensure that you quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Also ensure that it includes the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting
         reimbursement. Provide similar disclosure for the company   s officers
and directors, if
         material.
 Joshua Mann
FirstName  LastNameJoshua
Northern Lights Acquisition Mann
                            Corp.
Comapany
May        NameNorthern Lights Acquisition Corp.
     12, 2022
May 12,
Page 5 2022 Page 5
FirstName LastName
19. We note your disclosure that your Sponsor will lose their entire investment if your initial business combination is not consummated. Please expand this disclosure to discuss that your Sponsor will benefit from completing the business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Risks Related to the Business Combination, page 70

20. We note your disclosure at the beginning of page 89 of the identification of a material weakness related to the classification of your Class A common stock, which resulted in your conclusion that your internal control over financial reporting was not effective as of
         September 20, 2021. Please revise your filing to disclose management
s evaluation of the
         effectiveness of both your internal control over financial reporting and disclosure controls
         and procedures as of December 31, 2021 as it doesn   t appear the
evaluations for this
         period were included in your Form 10-K for December 31, 2021, which is incorporated by reference into this filing, as disclosed on page 209.
Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules..., page 84

21. We note your disclosure here that you "are required to comply with certain SEC, Nasdaq and other legal or regulatory requirements of businesses providing financial services."
         Please expand this risk factor to identify the applicable legal or regulatory requirements of businesses providing financial services. In addition, please expand your Regulatory
         Matters sections to discuss those laws and regulations in greater detail.
Background of the Business Combination, page 112

22. We note your disclosure in this section that on July 30, 2021 you executed a non-binding letter of intent that valued the business at $415 million and on September 29, 2021 your new terms valued the business at $185 million. Please revise this section in order to
         provide more detail as to the factors and reasonings that led to the notable decrease in valuation over a relatively short period of time. Please identify any resources or parties that you consulted with in order to come to this new valuation. Business of Safe Harbor Financial, page 155

23. Please provide context and support for the statements on page 156 that Safe Harbor provides the "highest level of monitoring and validation" and has processed over $12 billion of funds into the financial system. In your response please give greater clarity as to the customer journey to opening an account through Safe Harbor, including AML/KYC procedures.
24. Please clarify whether both annual deposits and net cash flow have grown at a CAGR of
         69% from 2015 to 2021, or only annual deposits.
 Joshua Mann
FirstName  LastNameJoshua
Northern Lights Acquisition Mann
                            Corp.
Comapany
May        NameNorthern Lights Acquisition Corp.
     12, 2022
May 12,
Page 6 2022 Page 6
FirstName LastName
25. We note the information captioned "Regulatory Pressures" on page 161. Please revise to include a detailed description of the regulatory pressures your business faces, including identifying such regulatory bodies, and the means by which Safe Harbor meets its regulatory obligations. Please provide support for your statement that "Regulators remain uncomfortable with the unknown" or specify that this opinion is based on your own beliefs.
26.      Please clarify what is meant by the statement on page 163 that    we
have developed
         proprietary software from input gathered from all experienced banking positions." Please provide further detail on your proprietary software and how it impacts
the company   s
         operations.
Further Penetrate Existing Legal Markets, page 166

27. We note the disclosure that you believe without past constraints, as a result of being
         owned by PCCU, you will be able to increase your client   s onboarding
capacity and
         capture meaningful stakes in all currently legal cannabis markets. Please revise your filing, where appropriate, to explain in further detail the past constraints you are no longer subject to in addition to the constraints, if any, as a result of PCCU s continued ownership stake after the business combination.
Lending, page 167

28. We note your disclosure that, "[you] believe that our innate advantage is our materially lower cost of capital relative to our peers." Please explain why you believe that you have a materially lower cost of capital relative to your lending peers. Conflicts of Interest, page 203

29. We note your disclosure here and in your Q&A on page 23 of a variety of potential conflicts of interest that exist or may emerge between the sponsor and
the company   s
         officers and directors on one side, and the company and its public shareholders on the other. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joshua Mann
Northern Lights Acquisition Corp.
May 12, 2022
Page 7

       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Eric Envall at 202-551-3234 with any other questions.



FirstName LastNameJoshua Mann                             Sincerely,
Comapany NameNorthern Lights Acquisition Corp.
                                                          Division of
Corporation Finance
May 12, 2022 Page 7                                       Office of Finance
FirstName LastName